MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED

JULY 31, 2025

RED METAL RESOURCES LTD Management’s Discussion and Analysis For the Three and Six Months Ended July 31, 2025

INTRODUCTION

The following Management Discussion and Analysis (“MD&A”) of Red Metal Resources Ltd. (the “Company” or “Red Metal”), has been prepared by management, in accordance with the requirements of National Instrument 51-102 as of September 26, 2025, and should be read in conjunction with condensed interim consolidated financial statements for the three and six months ended July 31, 2025 and 2024, and the related notes contained therein which were prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”). The information contained herein is not a substitute for a detailed investigation or analysis of any particular issue. The information provided in this document is not intended to be a comprehensive review of all matters and developments concerning the Company. The Company is presently a “Venture Issuer” as defined in National Instrument 51-102. Additional information relevant to the Company’s activities can be found on SEDAR+ at www.sedarplus.ca and the Company’s website at http://www.redmetalresources.com.

References to “Red Metal”, the “Company”, “we”, “us”, “our” or similar terms refer to Red Metal Resources Ltd. and its wholly-owned subsidiary, Minera Polymet SpA, which owns a 100% interest in three copper-gold projects on two properties, namely the Farellón and Perth Projects, both located on the Carrizal Property, and the Mateo Project located on the Mateo Property. All of the Company’s Chilean mineral properties are located in the Candelaria iron oxide copper-gold (IOCG) belt of the coastal cordillera, in the Carrizal Alto Mining District, III Region of Atacama, Chile.

During its Fiscal 2025, the Company expanded its mineral property interests through the acquisition of several mineral claims in the provinces of Quebec and Ontario. As of the date of this MD&A, the Company owns 100% interest in three separate mineral claim packages, located in the highly prospective for Hydrogen Larder Lake Mining District of Ontario, along the Quebec border near Ville-Marie, Quebec and four separate packages of mineral claims and mineral claim applications located within the Timiskaming Graben formation approximately 15 km north of Ville Marie, Quebec.

All financial information in this MD&A has been prepared in accordance with IFRS and all dollar amounts are quoted in Canadian dollars, the reporting and functional currency of the parent Company, unless specifically noted. The functional currency of the Company’s Chilean subsidiary is the Chilean peso.

On May 23, 2024, the Company completed a share consolidation (reverse stock split) on the basis of one new share for every three old shares. The share consolidation did not change the proportionate ownership interest of any shareholder or the total equity attributable to the Company’s shareholders. All references to share and per share amounts in this MD&A and the condensed interim consolidated financial statements and accompanying notes have been retrospectively adjusted to reflect the share consolidation as if it had occurred at the beginning of the earliest period presented.

FORWARD-LOOKING STATEMENTS

Except for statements of historical fact relating to the Company, certain statements in this MD&A may constitute forward-looking information, future-oriented financial information, or financial outlooks (collectively, “forward-looking information”) within the meaning of Canadian securities laws. Forward-looking information may relate to this MD&A, the Company’s future outlook and anticipated events or results and, in some cases, can be identified by terminology such as “may”, “could”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “projects”, “predict”, “potential”, “targeted”, “possible”, “continue” or other similar expressions concerning matters that are not historical facts and include, but are not limited in any manner to, those with respect to commodity prices, mineral resources, mineral reserves, realization of mineral reserves, existence or realization of mineral resource estimates, the timing and amount of future production, the timing of construction of any proposed mine and process facilities, capital and operating expenditures, the timing of receipt of permits, rights and authorizations, and any and all other timing, development, operational, financial, economic, legal, regulatory and political factors that may influence future events or conditions, as such matters may be applicable.

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RED METAL RESOURCES LTD Management’s Discussion and Analysis For the Three and Six Months Ended July 31, 2025

In particular, this MD&A contains forward-looking statements pertaining to the following:

•expectations regarding revenue, expenses and operations;

•the Company having sufficient working capital and being able to secure additional funding necessary for the continued exploration of the Company’s mineral interests;

•expectations regarding the potential mineralization, geological merit and economic feasibility of the Company’s projects;

•expectations regarding drill programs and potential impacts thereof;

•expectations regarding any environmental issues that may affect planned or future exploration programs and the potential impact of complying with existing and proposed environmental laws and regulations;

•treatment under applicable governmental regimes for permitting and approvals; and

•key personnel continuing their employment with the Company. See “Risks and Uncertainties” section of the MD&A for the year ended January 31, 2025.

Such forward-looking statements are based on a number of material factors and assumptions and include the ultimate determination of mineral reserves, if any, the availability and final receipt of required approvals, licenses and permits, sufficient working capital to develop and operate any proposed mine, access to adequate services and supplies, economic conditions, commodity prices, foreign currency exchange rates, interest rates, access to capital and debt markets and associated costs of funds, availability of a qualified workforce, and the ultimate ability to mine, process and sell mineral products on economically favourable terms.

While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Actual results may vary from such forward-looking information for a variety of reasons, including but not limited to risks and uncertainties disclosed in this MD&A. Forward-looking statements are based upon management’s beliefs, estimates and opinions on the date the statements are made and, other than as required by law, the Company does not intend, and undertakes no obligation to update any forward-looking information to reflect, among other things, new information or future events.

Investors are cautioned against placing undue reliance on forward-looking statements.

COMPANY OVERVIEW

Background

Red Metal Resources Ltd. was incorporated under the Nevada Business Corporations Act on January 10, 2005. On February 10, 2021, the Company changed its corporate jurisdiction from the State of Nevada to the Province of British Columbia. Upon the Company’s continuation to British Columbia, the Articles of Incorporation and Bylaws of the Company, under the Nevada Revised Statutes, were replaced with the Articles of the Company, under the Business Corporations Act (British Columbia). The authorized capital of the Company was amended to an unlimited number of common shares without par value.

On November 18, 2021, the Company filed a final non-offering prospectus ( the “Prospectus”) with the B.C. Securities Commission and became a reporting issuer in the province of British Columbia. The common shares of the Company were approved for listing on the Canadian Securities Exchange (the “CSE”) and began trading under the symbol “RMES” as of market open on November 25, 2021, and the Company automatically became a reporting issuer in the province of Ontario. The Company’s common shares continue to trade on the OTC Link alternative trading system on the OTC PINK marketplace under the symbol “RMESF” and, as of June 7, 2024, the Company’s common shares are also listed on the Frankfurt Stock Exchange under the symbol “I660”.

The Company’s head office is located at 1130 West Pender Street, Suite 820, Vancouver, British Columbia V6E 4A4. Its registered office address is at 550 Burrard Street, Suite 2501, Vancouver, British Columbia V6C 2B5. The Company’s mailing address is 278 Bay Street, Suite 102, Thunder Bay, Ontario P7B 1R8.

On August 21, 2007, the Company formed Minera Polymet Limitada (“Polymet”) as a limited liability company under the laws of the Republic of Chile. On September 28, 2015, the Company changed Polymet’s incorporation from a

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RED METAL RESOURCES LTD Management’s Discussion and Analysis For the Three and Six Months Ended July 31, 2025

Limited Liability Company to a Closed Stock Corporation (“SpA”). As of the date of this MD&A, the Company owns 100% of Polymet, which holds its Chilean mineral property interests.

The Company is engaged in the business of mineral exploration in Chile and Canada with the objective of exploring and, if warranted, developing mineral properties. All of the Company’s Chilean mineral concessions are located in the Candelaria iron oxide copper-gold (IOCG) belt of the coastal cordillera, in the Carrizal Alto Mining District, III Region of Atacama, Chile. The Company has three copper-gold projects on two properties, namely the Farellón and Perth Projects, both located on the Carrizal Property, and the Mateo Project located on the Mateo Property.

In Canada, the Company’s mineral claims are located in the Larder Lake Mining District of Ontario, along the Quebec border near Ville-Marie, Quebec and in the Timiskaming Graben formation, approximately 15 km north of Ville Marie, Quebec. As of the date of this MD&A, the Company’s total portfolio of claim blocks in this highly prospective discovery area consists of seven separate packages, covering 160 mineral claims and totalling over 4,178 hectares to the North, Northeast and Southwest of QIMC’s Hydrogen-in-soil sample discovery as well as covering similar geology to the west into Ontario. These claim blocks are contiguous on three sides to Quebec Innovative Materials Corp. and cover possible extensions in multiple directions.

In addition to holding its Chilean and Canadian projects, as an exploration company, the Company periodically stakes, purchases, or options claims to allow sufficient time and access to fully consider the geological potential of the claims.

The Company’s flagship project, the Farellón Project, is an early-stage exploration project consisting of eight mining concessions totalling 1,234 hectares.

Consistent with the Company’s historical practices, the Company’s management continues to monitor its costs by reviewing the Company’s mineral claims to determine whether they possess the geological indicators to economically justify the capital to maintain or explore them. As of the date of this MD&A, Polymet has one employee and engages independent consultants on an as-needed basis. Most of the Company’s support, including vehicles, office, and equipment, is supplied under short-term contracts. The only long-term commitments the Company has are for royalty payments on four of its mineral concessions: Farellón Alto 1-8, Quina 1-56, Exeter 1-54, and Che. These royalties are payable upon commencement of exploitation. The Company is also required to pay property taxes that are due annually on all Chilean concessions included in its properties.

The cost and timing of all planned exploration programs are subject to the availability of qualified mining personnel, such as consulting geologists, geo-technicians and drillers, and drilling equipment. Although Chile and Canada has a well-trained and qualified mining workforce from which to draw, if the Company is unable to find the personnel and equipment needed at the prices that were budgeted for the programs, the Company might have to revise or postpone its exploration plans.

OVERVIEW OF MINERAL PROPERTIES

As of the date of this MD&A the Company’s mineral property interests include three copper-gold projects on two properties, namely the Farellón and Perth Projects both located on the Carrizal Property, and the Mateo Project located on the Mateo Property, which are located in the prolific Candelaria iron oxide copper-gold (IOCG) belt of Chile’s coastal Cordillera (see Figure 1 below). And 160 mineral claims totalling over 4,178 hectares located in the Larder Lake Mining District of Ontario, along the Quebec border near Ville-Marie, Quebec and in the Timiskaming Graben formation, approximately 15 km north of Ville Marie, Quebec (see Figure 2 below).

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RED METAL RESOURCES LTD Management’s Discussion and Analysis For the Three and Six Months Ended July 31, 2025

Figure 1 - Location of Mineral Properties in Chile

Legend
RMES Claims
Newly Acquired RMES Claims
Pending RMES Claims
Surounding Land Holders
Faults
Graben
Lakes
580000
585000
590000
595000
600000
605000
610000
615000
620000
625000
5275000
5270000
5265000
5260000
5255000
5250000
5245000
LISKEARD GROUP SEDIMENTS
ON
QC
N
HURONIAN SUPERGROUP
BABY GROUP GREENSOTNE BELT
rm
rm
rm
rm
rm
ALASKA ENERGY METALS
CHURCHILL EXPLORATIONS
COBALT GP. SEDIMENTS
PROTIUM CLEAN ENERGY CORP
QUEBEC INNOVATIVE MATERIALS
FUSE COBALT
ENTREPRISES MINIÈRES GLOBEX
0
NAD 83 UTM 17T
10
Kilometers
Geology modified after Geomining Information System of Quebec & Ontario Geological Survey

Figure 2 - Location of Mineral Claim blocks in Ontario and Quebec

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RED METAL RESOURCES LTD Management’s Discussion and Analysis For the Three and Six Months Ended July 31, 2025

The Company’s Chilean properties are listed in the table below:

Property	Percentage, type of claim	Hectares
		Gross area	Net area(a)
Farellón
Farellón Alto 1 - 8	100%, mensura	66
Quina 1 - 56	100%, mensura	251
Exeter 1 - 54	100%, mensura	235
Cecil 1 - 49	100%, mensura	228
Teresita	100%, mensura	1
Azúcar 6 - 25	100%, mensura	88
Stamford 61 - 101	100%, mensura	165
Kahuna 1 - 40	100%, mensura	200
		1,234	1,234
Perth
Perth 1-36	100%, mensura	109
Rey Arturo 1-30	100%, mensura	276
Lancelot 1 1-27	100%, mensura	260
Galahad IA 1 44	100%, mensura	217
Camelot 1 53	100%, mensura	227
Percival 4 1 60(a)	100%, mensura	300
Tristan II A 1 55(a)	100%, mensura	261
Galahad IB 1 3	100%, mensura	10
Tristan II B 1 4	100%, mensura	7
Merlin IB 1 10	100%, mensura	38
Merlin A 1 48	100%, mensura	220
Lancelot II 1 23	100%, mensura	115
Galahad IC	100%, mensura	4
		2,044	2,044
Mateo
Margarita	100%, mensura	56
Che 1 and Che 2	100%, mensura	76
Irene and Irene II	100%, mensura	60
		192
Overlapped claims(b)		(10)	182
			3,460

(a)The Company did not pay 2025/26 annual property taxes on these claims as they hold the least potential. The Company continues to hold title to these claims; however, there is a likelihood that the Company may lose access to them should the Government of Chile include them in the next mineral claims auction.

(b)Irene and Irene II overlap each other; the net area of both claims is 50 hectares.

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RED METAL RESOURCES LTD Management’s Discussion and Analysis For the Three and Six Months Ended July 31, 2025

Property acquisition costs are listed in the tables below:

Exploration and evaluation assets at July 31, 2025

	January 31, 2025	Acquisition costs	Effect of foreign currency translation	July 31, 2025
Farellón Project
Farellón	$400,101	$-	$(12,860)	$387,241
Quina	154,214	-	(4,956)	149,258
Exeter	156,630	-	(5,034)	151,596
Farellón Project, sub-total	710,945	-	(22,850)	688,095
Point Piche Project(a)	93,000	5,000	-	98,000
Larder Lake Project	165,500	-	-	165,500
Total costs	$969,445	$5,000	$(22,850)	$951,595

(a)During the period ending July 31, 2025, the Company was notified that eight claims from the original 19 claims comprising the Point Piche Project were rejected for registration by the Quebec Ministry of Natural Resources and Forests. Consequently, the Company is no longer obligated to issue an additional 500,000 common shares, which were contingent upon the approval of these claims.

Exploration and evaluation assets at January 31, 2025

	January 31, 2024	Acquisition costs	Effect of foreign currency translation	January 31, 2025
Farellón Project
Farellón	$394,421	$-	$5,680	$400,101
Quina	152,025	-	2,189	154,214
Exeter	154,406	-	2,224	156,630
Farellón Project, sub-total	700,852	-	10,093	710,945
Point Piche Project	-	93,000	-	93,000
Larder Lake Project	-	165,500	-	165,500
Total costs	$700,852	$258,500	$10,093	$969,445

During the six months ended July 31, 2025 and 2024 the Company incurred the following costs associated with the exploration activities on its mineral properties:

Exploration costs for the period ended July 31, 2025

	Farellón Project	Perth Project	Mateo Project	Point Piche Project	Larder Lake Project	Total Costs
Property taxes paid	$ 34,148	$ 68,290	$ 7,657	$ -	$ -	$ 110,095
Assay costs	7,138	-	-	-	-	7,138
Camp costs	13	-	-	-	-	13
Total exploration costs	$ 41,299	$ 68,290	$ 7,657	$ -	$ -	$ 117,246

In addition to the costs listed in the table above, during the six months ended July 31, 2025, the Company incurred an additional $2,589 in claim maintenance fees on its mineral exploration properties in Chile and an additional $30,000 in general geological fees related to its mineral exploration properties in Canada. These fees are included in the mineral exploration costs in the consolidated statements of loss and comprehensive loss.

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RED METAL RESOURCES LTD Management’s Discussion and Analysis For the Three and Six Months Ended July 31, 2025

Exploration costs for the period ended July 31, 2024

	Farellón Project	Perth Project	Mateo Project	Point Piche Project	Larder Lake Project	Total Costs
Property taxes paid	$ 9,185	$ 21,295	$ 1,800	$ -	$ -	$ 32,280
Camp costs	2,855	-	-	-	-	2,855
Total exploration costs	$ 12,040	$ 21,295	$ 1,800	$ -	$ -	$ 35,135

In addition to the costs listed in the table above, during the six months ended July 31, 2024, the Company incurred an additional $3,174 in claim maintenance fees on its mineral exploration properties in Chile. These fees are included in the mineral exploration costs in the consolidated statements of loss and comprehensive loss.

Recent Exploration Program

In February 2025 the Company commenced an extensive sampling and mapping work program on its Farellón Project. The program was designed to follow up on and extend previously identified veins that comprise approximately 15 km of veining extending along strike from the historic Carrizal Alto mine, aiding in refining future drill targets.

The 2025 mapping and sampling program highlighted the higher-grade gold potential of the southwestern extension of the veins that have never been drill tested and only had limited sampling. Sampling of the Armonia vein as it extends from the historic Carrizal Alto mine onto Red Metal’s Carrizal Property continues to highlight the 2.5 kilometeres of veining that has not been drill tested.

Highlights of the sample program included:

•71 samples collected, all samples returned higher than 1% Cu, 41 returned greater than 4% Cu, and 22 returned greater than 1g/t Au

•Significant sample returned 17.3% Cu with 5.0 g/t Au, 7.1% Cu with 8.4g/t Au, and 6.8% Cu with 7.0 g/t Au in the South Theresa Zone;

• Clear definition of veins in the South Theresa zone, which showed higher gold to copper ratios than the main Farellon structure.

Capital Resources

The Company’s ability to acquire and explore its Chilean and Canadian claims is subject to the Company’s ability to obtain the necessary funding. The Company’s management expects to raise funds through any combination of debt financing and/or sale of its securities. The Company has no committed sources of capital. If management is unable to raise funds as and when needed, the Company may be required to curtail, or even to cease, its operations.

Contingencies and Commitments

The Company had no contingencies at July 31, 2025.

As of July 31, 2025, the Company had the following long-term contractual obligations and commitments, notwithstanding $1,089,497 the Company owed to its related parties that were due on demand, $1,776,153 the Company owed to its related parties under the restructured loan agreements that were due in series of semi-annual payments commencing on July 31, 2026, as amended, with the final payment due on May 9, 2029, and $136,046 in Chilean withholding taxes payable:

Farellón royalty. The Company is committed to paying the vendor a royalty equal to 1.5% on the net sales of minerals extracted from the Farellón Alto 1 - 8 concession up to a total of US$600,000. The royalty is payable monthly and is subject to a monthly minimum of US$1,000 when mining operations are active.

Quina royalty. The Company is committed to paying a royalty equal to 1.5% on the net sales of minerals extracted from the Quina concession. The royalty payments are due semi-annually once commercial production begins and

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RED METAL RESOURCES LTD Management’s Discussion and Analysis For the Three and Six Months Ended July 31, 2025

are not subject to minimum payments.

Exeter royalty. The Company is committed to paying a royalty equal to 1.5% on the net sales of minerals extracted from the Exeter concession. The royalty payments are due semi-annually once commercial production begins and are not subject to minimum payments.

Che royalty. The Company is committed to paying a royalty equal to 1% of the net sales of minerals extracted from the concessions to a maximum of US$100,000 to the former owner. The royalty payments are due monthly once exploitation begins and are not subject to minimum payments.

Mineral property taxes. To keep its Chilean mineral concessions in good standing, the Company is required to pay mineral property taxes of approximately CAD$115,000 per annum. This amount could increase in the future if the properties are dormant.

QUALIFIED PERSON

Caitlin Jeffs, P. Geo., director of the Company, is a “qualified person” as defined by NI 43-101 and has reviewed and approved, or has prepared, as applicable, the disclosure of the scientific and technical information contained in this document.

SELECTED FINANCIAL INFORMATION

	Six months ended July 31, 2025	Year ended January 31, 2025
Comprehensive loss	$ 440,744	$ 889,006
Net loss per share - basic and diluted	$ 0.01	$ 0.03
Total assets	$ 1,061,998	$ 1,354,439

RESULTS OF OPERATIONS

The three-month period ended July 31, 2025, compared to the three-month period ended July 31, 2024.

During the three months ended July 31, 2025, the Company reported a net loss of $272,286, compared to a net loss of $234,275 incurred during the three months ended July 31, 2024.

The Company’s total operating expenses during the three months ended July 31, 2025, were $203,649, a decrease of $2,178, as compared to $205,827 for the three months ended July 31, 2024. The most significant factor, which contributed to the reduction in operating expenses, was attributed to $32,742 the Company incurred in general and administrative fees, as compared to $85,081 the Company incurred during the three months ended July 31, 2024; this decrease was mainly associated with lower travel expenses, which decreased by $32,928, from $32,945 incurred during the three months ended July 31, 2024, to $17 the Company incurred during the current period. The Company’s advertising and investor relations expenditures also decreased by $15,807, from $37,976 to $22,169. Additionally, $1,213 incurred in office expenses for the three months ended July 31, 2025, were $4,233 lower than those incurred during the comparative period.

During the same period, the Company incurred $126,272 in exploration expenses, which increased by $124,321 as compared to $1,951 the Company incurred during the comparative period. The higher exploration expenses during the three months ended July 31, 2025, were associated with the payment of annual property taxes for the Company’s Chilean mineral claims, which increased as a result of the new taxation policy introduced in Chile.

The increase in exploration expenses was offset by the decrease in the Company’s professional fees, which decreased by $30,724 to $8,995 for the three months ended July 31, 2025, compared to $39,719 incurred during the three months ended July 31, 2024. Consulting fees decreased by $35,407 to $15,000, compared to $50,407 incurred during the three months ended July 31, 2024. Regulatory expenses decreased by $7,501, from $20,230 for the three months ended July 31, 2024, to $12,729 in the current period. These fees were higher during the previous period due to the

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RED METAL RESOURCES LTD Management’s Discussion and Analysis For the Three and Six Months Ended July 31, 2025

restructuring the Company carried out, which included share consolidation, debt restructuring, and a change in management.

In addition to the regular business operating expenses, the Company’s overall net loss for the three months ended July 31, 2025, was effected by $47,120 in interest accrued on the debt the Company incurred with its related parties (July 31, 2024 - $42,095), $15,940 in accretion expense on restructured loans, as a result of these loans being issued at a discounted interest rate (July 31, 2024 - $Nil). The $5,577 loss on foreign exchange fluctuations further contributed to the increase in overall losses for the period (July 31, 2024 - $1,269).

The six-month period ended July 31, 2025, compared to the six-month period ended July 31, 2024.

During the six months ended July 31, 2025, the Company reported a net loss of $421,913 as compared to a net loss of $382,494 the Company incurred during the six months ended July 31, 2024.

The Company’s total operating expenses during the six months ended July 31, 2025, were $325,656, an increase of $23,515, as compared to $302,141 for the six months ended July 31, 2024. The largest factor, which contributed to the increase in operating expenses, was attributed to $149,835 the Company incurred in exploration expenses, which increased by $111,526 as compared to $38,309 the Company incurred during the comparative period. The higher exploration expenses during the six months ended July 31, 2025, were associated with the payment of annual property taxes for the Company’s Chilean mineral claims, which increased as a result of the new taxation policy introduced in Chile.

The second largest expense item during the six months ended July 31, 2025, was associated with $84,369 the Company incurred in general and administrative fees, as compared to $97,551 the Company incurred during the six months ended July 31, 2024. The general and administrative fees included $60,898 the Company incurred in advertising and investor relations fees (July 31, 2024 - $37,976), $13,425 in administrative expenses (July 31, 2024 -  $12,661), and $3,869 incurred in office expenses (July 31, 2024 - $6,805).

The Company’s professional fees decreased by $31,707 to $24,631 for the six months ended July 31, 2025, compared to $56,338 incurred during the six months ended July 31, 2024. Consulting fees decreased by $35,407 to $30,000, compared to $65,407 incurred during the six months ended July 31, 2024. Regulatory expenses decreased by $7,173, from $27,913 for the six months ended July 31, 2024, to $20,740 in the current period. These fees were higher during the previous period due to the restructuring the Company carried out, which included share consolidation, debt restructuring, and a change in management.

In addition to the regular business operating expenses, the Company’s overall net loss for the six months ended July 31, 2025, was effected by $91,295 in interest accrued on the debt the Company incurred with its related parties (July 31, 2024 - $93,331), $30,272 in accretion expense on restructured loans, as a result of these loans being issued at a discounted interest rate (July 31, 2024 - $Nil), and were in part offset by $3,543 gain on foreign exchange fluctuations (July 31, 2024 - $1,938 loss), and $21,767 forgivenss of debt with the Company’s vendors (July 31, 2024 - $14,916).

Summary of Quarterly Results

Results for the most recently completed financial quarters are summarized in the table below:

Period ended	Net loss	Loss per share; basic and diluted
July 31, 2025	$ (272,286)	$ (0.01)
April 30, 2025	$ (149,627)	$ (0.01)
January 31, 2025	$ (322,697)	$ (0.01)
October 31, 2024	$ (188,526)	$ (0.01)
July 31, 2024	$ (234,275)	$ (0.01)
April 30, 2024	$ (148,219)	$ (0.01)
January 31, 2024	$ (124,810)	$ (0.01)
October 31, 2023	$ (163,376)	$ (0.01)

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RED METAL RESOURCES LTD Management’s Discussion and Analysis For the Three and Six Months Ended July 31, 2025

During the quarter ended July 31, 2025, the Company recorded a net loss of $272,286. The Company’s total operating expenses during the three months ended July 31, 2025, were $203,649, with the largest expense associated with $126,272, the Company incurred in exploration expenses, which were related to the payment of 2025/26 annual property taxes, in accordance with the new legislative requirement imposed by the Chilean Government. This increase was followed by $32,742, the Company incurred in general and administrative expenses, which included $22,169 incurred in relation to investor outreach activities, $6,619 in administrative fees, and $1,213 in office expenses. These costs were followed by $8,995 in professional fees, $15,000 in consulting fees, and $12,729 in regulatory fees. As a result of increased debt with related parties, the Company’s interest on related party notes payable during the second quarter of its fiscal 2026 increased to $47,120. The Company recorded $15,940 in accretion expense on restructured loans, as a result of these loans being issued at a discounted interest rate, and a $5,577 loss on foreign exchange fluctuations.

During the quarter ended April 30, 2025, the Company recorded a net loss of $149,627. The Company’s total operating expenses during the three months ended April 30, 2025, were $122,007, with the largest expense associated with $51,627 the Company incurred in general and administrative expenses, which included $38,729 incurred in relation to the investor outreach activities, $598 for travel expenses, $6,806 in administrative fees, and $2,656 in office expenses. These increases were followed by $23,563 in mineral exploration costs, mostly related to the sampling and mapping program on the Farellon Property, $15,636 in professional fees, and $15,000 in consulting fees. As a result of debt restructuring and partial forgiveness of interest accrued on the notes payable, which was finalized on May 9, 2024, the Company’s interest on related party notes payable during the first quarter of its fiscal 2026 decreased to $44,175. The Company recorded $14,332 in accretion expense on restructured loans, as a result of these loans being issued at a discounted interest rate. These costs were in part offset by a $21,767 forgiveness of debt on the settlement of outstanding vendor payables, and $9,120 gain on foreign exchange fluctuations.

During the quarter ended January 31, 2025, the Company recorded a net loss of $322,697. The Company’s total operating expenses during the three months ended January 31, 2025, were $242,452 with the largest expense associated with $119,235 the Company incurred in general and administrative expenses, which included $97,742 incurred in relation to the investor outreach activities, $8,013 for travel expenses, $6,377 in administrative fees, and $5,462 in office expense. These increases were followed by $57,426 the Copany incurred in professional fees, $30,000 in consulting fees, and $16,256 in mineral exploration costs related to the acquisition of new mineral claims in Quebec and Ontario, which the Company refers to as the Point Piche and Larder Lake Projects, respectively. As a result of debt restructuring and partial forgiveness of interest accrued on the notes payable, which was finalized on May 9, 2024, the Company’s interest on current debt during the fourth quarter of its fiscal 2025 decreased to $43,994. The Company recorded $38,220 in accretion expense on restructured loans, as a result of these loans being issued at a discounted interest rate.

During the quarter ended October 31, 2024, the Company recorded a net loss of $188,526. The Company’s total operating expenses during the three months ended October 31, 2024, were $147,628, with the largest expense associated with 46,376 in share-based compensation recognized on the grant of options to acquire up to 1,200,000 common shares at $0.12 per share, which expire on October 2, 2026. This increase was followed by $44,609 in general and administrative expenses, which included $25,320 incurred in relation to investor outreach activities, $6,502 for travel expenses, and $6,775 in administrative fees. The Company spent a further $28,000 on consulting fees associated with the management changes in May of 2024, and $11,279 on mineral exploration costs related to the acquisition of the Point Piche Project. As a result of debt restructuring and partial forgiveness of interest accrued on the notes payable, which was finalized on May 9, 2024, the Company’s interest on current debt during the third quarter of its fiscal 2025 decreased to $40,631.

During the quarter ended July 31, 2024, the Company recorded a net loss of $234,275. The Company’s total operating expenses during the three months ended July 31, 2024, were $205,827, with the largest expense associated with $50,407, the Company incurred in consulting fees associated with the management changes in May of 2024. This increase was followed by $39,719 in professional fees associated with the engagement of a new legal counsel to assist the Company with management changes, debt restructuring, and financing. During the same period, the Company spent $37,976 and $32,945 on investor relations activities and travel expenses, respectively, and further $20,230 was spent on regulatory and compliance expenses associated with the financing and debt restructuring transactions that took place during the second quarter of the Company’s fiscal 2025. As a result of debt restructuring and partial

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RED METAL RESOURCES LTD Management’s Discussion and Analysis For the Three and Six Months Ended July 31, 2025

forgiveness of interest accrued on the notes payable, which was finalized on May 9, 2024, the Company’s interest on current debt during the second quarter of its fiscal 2025 decreased to $42,095. These increased expenses were in part offset by a $14,916 write-off of old vendor payables that have exceeded the statute of limitations. Overall, the second quarter of the fiscal year 2025 saw a continued increase in net loss, as compared to the two prior quarters, which resulted from increased business activity following the change in management.

During the quarter ended April 30, 2024, the Company recorded a net loss of $148,219. The Company’s total operating expenses during the three months ended April 30, 2024, were $96,314 with the largest expense associated with $36,358 the Company incurred in exploration expenses, which were associated with the payment of 2024/25 year property taxes, followed by $16,619 in professional fees associated with engagement of a new legal council to assist the Company with management changes, debt restructuring, and financing, and $15,000 the Company incurred in consulting fees. The Company’s salaries, wages and benefits decreased to $5,385 as a result of the reorganization of the Company’s operations, as the Company moved one of its employees from the salaried position to an administrative position as a self-employed consultant, which consequently resulted in $6,222 the Company recognizing in administrative costs included in general and administrative expenses. The Company’s interest on current debt during the first quarter of fiscal 2025 increased to $51,236, and fluctuation in foreign exchange rates resulted in an additional loss of $669. Overall, the first quarter of the fiscal year 2025 saw a slight increase in net loss, as compared to the prior quarter ended January 31, 2024, due to payment of mineral property taxes resulting from changes in regulatory requirements in Chile.

During the quarter ended January 31, 2024, the Company recorded a net loss of $124,810. The Company’s total operating expenses during the three months ended January 31, 2024, were $91,689, with the largest expense associated with $53,087 the Company incurred in professional fees, followed by $15,000 the Company incurred in consulting fees. The Company’s salaries, wages and benefits decreased to $6,040 as a result of the reorganization of the Company’s operations, as the Company moved one of its employees from a salaried position to an administrative position as a self-employed consultant. The Company’s interest on current debt during the fourth quarter of fiscal 2024 increased to $50,840, and fluctuation in foreign exchange rates resulted in a $17,719 gain. Overall, the fourth quarter of the fiscal 2024 saw a decrease in net loss due to decreased exploration activity, as the Company’s drilling and mapping programs were finalized during the fiscal 2023.

During the quarter ended October 31, 2023, the Company recorded a net loss of $163,376. The Company’s total operating expenses during the three months ended October 31, 2023, were $71,835 with the largest expense associated with $30,000 the Company incurred in consulting fees, followed by $18,687 in general and administrative expenses, of which $7,013 were associated with administrative expenses, which resulted from reorganization of the Company’s operations, as the Company moved one of its employees from the salaried position to an administrative position as a self-employed consultant, and $8,932 were associated with office expenses. The Company’s salaries, wages and benefits decreased as a result of the above-mentioned reorganization to $5,893. The Company’s interest on current debt during the third quarter of fiscal 2024 increased to $48,868, and fluctuation in foreign exchange rates resulted in a $42,673 loss. Overall, the third quarter of the fiscal 2024 saw a decrease in net loss due to decreased exploration activity, as the Company’s drilling and mapping programs wrapped up during the fiscal 2023.

Liquidity and Capital Resources

As of July 31, 2025, the Company had a cash balance of $35,632, a working capital deficit of $1,620,012 and cash used in operations totalled $268,889 for the period then ended.

During the six months ended July 31, 2025, the Company supported its operations mainly through related party debt and, to a smaller extent, with cash generated from private placement financings in the fourth quarter of its Fiscal 2025. During the six months ended July 31, 2025, the Company borrowed a total of $36,589 under a line of credit with a company controlled by the Company’s CEO, Caitlin Jeffs, and the Company’s VP of exploration, Mr. Thompson. An additional $8,620 was borrowed under a line of credit with the Company’s CEO, Caitlin Jeffs. The principal borrowed under the lines of credit accumulates interest at 8% per annum, is unsecured and payable on demand.

The Company did not generate cash flows from its operating activities to satisfy the cash requirements for the period ended July 31, 2025. The amount of cash that the Company has generated from its operations to date is significantly

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RED METAL RESOURCES LTD Management’s Discussion and Analysis For the Three and Six Months Ended July 31, 2025

less than its current and long-term debt obligations, including advances and notes payable to related parties. To service the Company’s debt, management relies mainly on attracting cash through debt or equity financing.

Transactions with Related Parties

During the three and six months ended July 31, 2025, the Company entered into related-party transactions with entities related to key management personnel and its principal shareholders. These transactions, which include consulting, mineral exploration, legal fees, and short‑term financing, are disclosed in detail in Note 11 to the condensed interim consolidated financial statements for the three and six months ended July 31, 2025 and 2024.

Management confirms that these transactions were conducted on terms equivalent to those prevailing in arm’s‑length transactions and did not have any material impact on the Company’s consolidated results of operations, cash flows, or financial position.

For a summary of the nature of the relationships, transaction amounts, outstanding balances as at July 31, 2025, and the terms of financing arrangements, refer to Note 11 included in the condensed interim consolidated financial statements for the three and six months ended July 31, 2025 and 2024.

Subsequent to July 31, 2025, the Company received a total of $100,000 in advances, of which $50,000 was received from a company controlled by the Company’s officers and directors, and $50,000 from the mother of the Company’s CEO and President. These advances are non-interest-bearing, unsecured, and payable on demand.

OUTSTANDING SHARE DATA

As at the date of this MD&A, the following securities were outstanding:

Type	Amount	Conditions
Common shares	40,035,726	Issued and outstanding
Warrants	1,957,500	Exercisable into 1,957,500 common shares at a price of $0.12 per share expiring on May 22, 2026.
Finder’s Warrants	300,000	Exercisable into 300,000 common shares at a price of $0.12 per share expiring on May 22, 2026.
Stock options	440,000	Exercisable into 440,000 common shares at a price of $0.75 per share expiring on November 24, 2026.
Stock options	1,200,000	Exercisable into 1,200,000 common shares at a price of $0.12 per share expiring on October 2, 2026.
	43,933,226	Total shares outstanding (fully diluted)

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

SIGNIFICANT ACCOUNTING POLICIES

All significant accounting policies adopted by the Company, as well as new accounting standards and interpretations, have been described in the notes to the consolidated financial statements for the year ended January 31, 2025.

RISKS AND UNCERTAINTIES

The Company is in the business of exploring and, if warranted, developing mineral properties, which is a highly speculative endeavour. A purchase of any of the common shares involves a high degree of risk and should be undertaken only by purchasers whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the common shares should not constitute a significant portion of an individual’s investment portfolio and should be made only by persons who can afford a

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RED METAL RESOURCES LTD Management’s Discussion and Analysis For the Three and Six Months Ended July 31, 2025

total loss of their investment. Prospective shareholders should evaluate carefully the risk factors associated with an investment in the common shares.

Readers are referred to the “Risks and Uncertainties” section of the MD&A for the year ended January 31, 2025, which provides a comprehensive analysis of material risks affecting the Company. As of July 31, 2025, no new material risks have emerged. The Company continues to monitor and adapt its mitigation strategy.

No other risk factors have materially changed since the date of the annual MD&A.

Financial Instruments

Detailed disclosures on the Company’s financial instruments, including classifications, carrying values, and risk exposures, are presented in Note 4 to the condensed interim consolidated financial statements, in accordance with IFRS 7 and IAS 34.

During the three and six months ended July 31, 2025, there were no material changes in the Company’s risk exposures, hedging activities, or risk management objectives. The fair value of financial instruments remained within previously disclosed ranges, and no new hedging instruments or derivatives were initiated.

Capital management

Refer to Note 14 included in the Company’s condensed interim consolidated financial statements for the three and six months ended July 31, 2025 and 2024, for a discussion of capital management objectives, policies, and targets.

In the interim period, the Company entered into an unsecured line of credit agreement with a company controlled by the Company’s CEO and director and the Company’s VP of Exploration and director, for up to US$100,000. The outstanding balance, if any, on the revolving line of credit is due and payable on demand and bears interest at an annual rate of 8%. As of July 31, 2025, the Company had drawn $36,161 (US$26,120) on the facility, with $963 (US$696) in interest accrued thereon.

On November 20, 2024, the Company entered into an unsecured line of credit agreement with the Company’s CEO and director for up to $200,000. The outstanding balance, if any, on the revolving loan is due and payable on demand and bears interest at an annual rate of 8%. During the six months ended July 31, 2025, the Company borrowed a total of $8,620 under the line of credit. As at July 31, 2025, the Company had $141,115 drawn on the facility (January 31, 2025 - $132,496) with $7,850 in interest accrued thereon (January 31, 2025 - $2,095).

There were no changes in the Company’s approach to capital management during the period covered by this MD&A.

CONTINGENCIES

There are no contingent liabilities.

ADDITIONAL INFORMATION

Additional information concerning the Company and its operations is available on SEDAR+ at www.sedarplus.ca.

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